Mail Stop 4561

      November 17, 2005

Tom Manley
Senior Vice President, Finance & Administration and Chief Financial Officer
Cognos Inc.
3755 Riverside Drive
P.O. Box 9707, Station T
Ottawa, ON Canada  K1G 4K9


	Re:	Cognos Inc.
   Form 10-K for the Fiscal Year Ended
   February 28, 2005
		Filed April 29, 2005
   Form 10-Q for the fiscal quarter ended August 31, 2005
		File No. 033-72402

Dear Mr. Manley:

	We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form 10-K For the Fiscal Year Ended February 28, 2005

Critical Accounting Estimates, page 44

1. We note in your revenue recognition disclosures that "the fair value of the product support portion of the arrangement is based on the product support renewal rate if product support is negotiated separately and the rate is reflective of the expected renewal rate for the first support period not covered by the arrangement."
Tell
us how you determined that the negotiated product support rate and the renewal rate for the first support period met the substantive test for establishing VSOE for product support. In this regard, help us understand whether the price charged for product support renewals are different for each customer.

2. We also note that "if product support is not separately negotiated in the agreement, product support is separated based on a percentage of negotiated license fees consistent with similar transactions." Please explain what you mean by this statement and provide an example of your calculations for determining VSOE when product support is not separately negotiated. Do these contracts include stated renewal rates or does the Company sell product support for these products separately beyond the first year? If so, tell us how you determined that the renewal rates or separate sales were not sufficient evidence to establish the fair value for product support in these agreements.

3. We note in your business section that you continue to provide updates to your software products (e.g. Impromptu Web Reports 7.3, Cognos Query 7.3, Cognos Metrics Manager 2.2, etc.). Tell us whether these updates are included as part of your product support services and whether these updates were specified or unspecified to customers that purchased the previous version of the software. Tell us how you considered paragraphs 36 - 38 of SOP 97-2 in accounting for updates, as applicable. Please advise.

Form 10-Q For the Quarterly Period Ended August 31, 2005

Item 4. Controls and Procedures, page 55

4. We note in your controls and procedures section that you have evaluated the disclosure controls and procedures as of and unspecified date that is within 90 days before the filing date of this quarterly report. Tell us what consideration you have given to
SEC Release No. 33-8238 which requires that the evaluation be done as of the end of the period covered by the annual or quarterly reports.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Gilmore at (202) 551-3406 or me at
(202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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Tom Manley
Cognos Inc.
November 17, 2005
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